EXHIBIT 99.2

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth Statoil’s current and long-term liabilities and total capitalization as at September 30, 2011.

	As at September 30, 2011
	NOK	USD(1)
Current liabilities:	(in millions)
Financial liabilities	17,164	2,938
Other current liabilities	158,260	27,091
Total current liabilities	175,424	30,030
Non-current liabilities:
Financial liabilities(2)	102,298	17,512
Unsecured	101,713	17,412
Secured	585	100
Other non-current liabilities	178,206	30,506
Total non-current liabilities	280,504	48,018
Minority interest:	6,184	1,059
Statoil’s shareholders’ equity:
Share capital	7,972	1,365
Treasury shares	(18)	(3)
Additional paid-in capital	41,731	7,144
Additional paid-in capital related to treasury shares	(938)	(161)
Retained earnings	198,172	33,925
Other reserves	7,488	1,282
Total shareholders’ equity	260,591	44,609
Total long-term liabilities and shareholders’ equity	716,519	122,656
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(1)
Solely for the convenience of the reader, translations from Norwegian kroner into U.S. dollars are made at the rate of NOK 5.8417 to USD 1.00, the Central Bank of Norway buying rate on September 30, 2011.

(2)	Since September 30, 2011, there has been no material change in our capitalization and indebtedness.